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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                  SEMICONDUCTOR LASER INTERNATIONAL CORPORATION

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   816638 10 0

                                 (CUSIP Number)

                                   Rolf Herter
                        Dietrich, Baumgartner & Partners
                            Sihlporte 3 / Talstrasse
                                  P.O. Box 3580
                                 CH-8021 Zurich
                                (41-1) 217 47 47

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 24, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 816638 10 0
--------- ----------------------------------------------------------------------
1) Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only)
               Rennes Fondation
--------- ----------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)        [   ]
          (b)        [   ]

--------- ----------------------------------------------------------------------
3)        SEC Use Only

--------- ----------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
--------- ----------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      [   ]

--------- ----------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   Principality of Liechtenstein
-------------------- ------- ---------------------------------------------------
                     7)      Sole Voting Power
                             19,045,666
     Number of
      Shares
   Beneficially
     Owned by
       Each
     Reporting
      Person
        with
                     ------- ---------------------------------------------------
                     8)      Shared Voting Power
                                  0
                     ------- ---------------------------------------------------
                     9)      Sole Dispositive Power
                             19,045,666
                     ------- ---------------------------------------------------
                     10)     Shared Dispositive Power
                                  0
--------- ----------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          19,045,666
--------- ----------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [   ]

--------- ----------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
                   51.7%
--------- ----------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          OO
--------- ----------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER
         -------------------

          This Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of Semiconductor Laser International Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 15 Link Drive, Binghamton, New York 13904.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

          (a) This Statement is being filed by Rennes Fondation (the "Reporting Person").

          (b) The Reporting Person's business address is Aeulestrasse 38, Vaduz, Principality of Liechtenstein, FL-9490.

          (c) The Reporting Person's business includes capital investment and related activities.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) The Reporting Person is organized under the Principality of Liechtenstein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

          The funds used to purchase the securities described above came from the working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

          The Reporting Person has acquired the securities solely for investment purposes.

          The Reporting Person does not have any present plans or proposals that relate to or would result in the following: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material


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change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or any other similar action.

          The Reporting Person reserves the right to maintain its holdings at current levels without further action or to sell all or a portion of its holdings in the open market or in privately negotiated transactions or otherwise to one or more purchasers.

          The Reporting Person reserves the right to change its intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

          (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 19,045,666 shares of Common Stock, which represents approximately 51.7% percent of issued and outstanding shares of Common Stock of the Issuer.

          (b) As of the date hereof, the Reporting Person has sole voting power and sole dispositive power with respect to 19,045,666 shares of Common Stock of the Issuer.

          (c) On June 14, 2000, the Reporting Person was the beneficial owner of 19,666,666 shares of Common Stock of the Issuer. Between September 20, 2000 and November 1, 2000, the Reporting Person sold 396,000 shares of Common Stock of the Issuer on the open market at prices ranging from $0.29 - $0.40 per share. On November 1, 2000, the Reporting Person owned 19,270,666 shares of Common Stock of the Issuer. Based on information reported by the Issuer, as of November 1, 2000, there were issued and outstanding 28,518,263 shares of Common Stock. The Reporting Person subsequently made the following sales of shares of Common Stock of the Issuer on the open market: November 6, 2000 - 50,000 shares at a price of $0.22 per share; November 20, 2000 - 25,000 shares at a price of $0.22 per share; November 21, 2000 - 40,000 shares at a price of $0.22 per share; November 22, 2000 - 15,000 shares at a price of $0.21 per share; November 24, 2000 - 25,000 shares at a price of $0.20 per share; November 27, 2000 - 20,000 shares at a price of $0.18 per share; November 28, 2000 - 30,000 shares at a price of $0.18 per share; and December 7, 2000 - 20,000 shares at a price of $0.14 per share.

          (d)     Not applicable.

          (e)     Not applicable.




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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER
         -----------------------------------------------------------------------

          On February 25, 2000, the Reporting Person and the Issuer entered into a Subscription Agreement (the "Subscription Agreement"). Pursuant to the terms of the Subscription Agreement, the Issuer issued to the Reporting Person 3,333,333 shares of Common Stock and a five year Warrant to purchase 333,333 shares of Common Stock at an exercise price of $1.0625 per share.

          On March 20, 2000, the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"). Pursuant to the terms of the Securities Purchase Agreement, the Issuer issued to the Reporting Person 8,000,000 shares of Common Stock and a five year Warrant to purchase 8,000,000 shares of Common Stock at an exercise price of $0.75 per share (collectively referred to as the "Registrable Securities"). In addition, the Issuer agreed to prepare and file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, covering, among other things, the Registrable Securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

          The Subscription Agreement (incorporated by reference as Exhibit 10.27 to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999).

          The Securities Purchase Agreement (incorporated by reference as
Exhibit 10.28 to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999).




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                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: January 23, 2001

                                             RENNES FOUNDATION

                                             By: /s/ Rolf Herter
                                             -------------------
                                             Name:   Rolf Herter
                                             Title:  Director